HSBC ◆

February 2018
Pricing Supplement
Registration Statement No. 333-202524
Dated February 13, 2018
Filed Pursuant to Rule 424(b)(2)

$1,175,000 Contingent Income Auto-Callable Securities due August 18, 2020
Based on the Worst Performing of the SPDR® S&P 500® ETF Trust, the iShares® Russell 2000 ETF and the iShares® MSCI Emerging Markets ETF
Principal at Risk Securities

Contingent Income Auto-Callable Securities, which we refer to as the securities, do not guarantee the payment of interest or the repayment of the stated principal amount. Instead, the securities offer the opportunity for investors to earn a contingent quarterly payment at an annual rate of 14.00% of the stated principal amount with respect to each quarterly observation period if the closing price of **each** underlying **on every scheduled trading day** during that observation period is greater than or equal to 75% of its initial price, which we refer to as the coupon barrier price. In addition, if the closing price of **each** underlying is greater than or equal to its initial price on any of the second through ninth determination dates, the securities will be automatically redeemed for an amount equal to the sum of the stated principal amount and if payable, the contingent quarterly payment for the related quarterly observation period. If the securities have not been previously redeemed and the final price of **each** underlying is greater than or equal to 75% of its initial price, which we refer to as the downside threshold price, the payment at maturity will be the stated principal amount and, if the closing price of **each** underlying is greater than or equal to its coupon barrier price **on every scheduled trading day** during the final quarterly observation period, the contingent quarterly payment for the final determination date. However, if the securities have not been previously redeemed and the final price of **any** underlying is less than its downside threshold price, you will be exposed to the decline in the closing price of the worst performing underlying, as compared to its initial price, on a 1 to 1 basis and will receive a payment at maturity that is less than 75% of the stated principal amount of the securities and could be zero. As a result, investors must be willing to accept the risk of losing their entire principal and also the risk of not receiving any contingent quarterly payment. **Accordingly, the securities do not guarantee any return of principal at maturity.** Because all payments on the securities are based on the worst performing underlying, (i) a decrease in the closing price of **any** underlying below its coupon barrier price on **at least one scheduled trading day** during most or all of the quarterly observation periods will result in few or no contingent quarterly payments and (ii) a decrease in the closing price of **any** underlying below its downside threshold price will result in a significant loss of your investment, even if one or both of the other underlyings has appreciated or has not decreased as much. The securities are intended for investors who seek an opportunity to earn interest at a potentially above-market rate in exchange for the risks of principal loss and receiving few or no contingent quarterly payments over the 2.5-year term of the securities. Investors will not participate in any appreciation of any of the underlyings. **All payments on the securities are subject to the credit risk of HSBC.**

FINAL TERMS

Issuer:	HSBC USA Inc. ("HSBC")
Underlyings:	SPDR® S&P 500® ETF Trust (Bloomberg symbol: SPY) (the "SPY"), iShares® Russell 2000 ETF (Bloomberg symbol: IWM) (the "IWM") and iShares® MSCI Emerging Markets ETF (Bloomberg symbol: EEM) (the "EEM") (each, an "underlying" and together "the underlyings")
Aggregate principal amount:	$1,175,000
Stated principal amount:	$1,000 per security
Issue price:	$1,000 per security
Pricing date:	February 13, 2018
Original issue date:	February 16, 2018 (3 business days after the pricing date)
Maturity date:	August 18, 2020 subject to adjustment as described in the accompanying ETF Underlying Supplement
Early redemption:	If, on any determination date beginning on August 13, 2018 and ending on May 13, 2020, the determination closing price of **each** underlying is greater than or equal to its initial price, the securities will be automatically redeemed for an early redemption payment on the 3rd business day following the related determination date. No further payments will be made on the securities once they have been redeemed. **The securities will not be redeemed if the determination closing price of *any* underlying on a determination date is below its initial price.**
Early redemption payment:	The early redemption payment will be an amount equal to (i) the stated principal amount *plus* (ii) the contingent quarterly payment, if payable
Determination closing price:	With respect to each underlying, its official closing price on any determination date other than the final determination date, as determined by the calculation agent.
Contingent quarterly payment:	• If the official closing price for **each** underlying on **every scheduled trading day during the relevant quarterly observation period** is greater than or equal to its coupon barrier price, we will pay a contingent quarterly payment at an annual rate of 14.00% of the stated principal amount per security (corresponding to $35.00 (or 3.50%) per quarter per security) on the related contingent payment date. • If the official closing price of any underlying on any **scheduled trading day during the relevant quarterly observation period** is less than its coupon barrier price, no contingent quarterly payment will be made with respect to that observation period. It is possible that one or more underlyings will remain below their respective coupon barrier prices on **at least one scheduled trading day** during most or all of the quarterly observation periods so that you will receive few or no contingent quarterly payments during the term of the securities. If any scheduled trading day during an observation period is not a trading day or a market disruption event occurs with respect to any underlying on that day, the official closing price of that underlying as of that day will be disregarded in terms of determining whether the contingent quarterly payment is payable for that observation period.
Determination dates:	May 14, 2018, August 13, 2018, November 13, 2018, February 13, 2019, May 13, 2019, August 13, 2019, November 13, 2019, February 13, 2020, May 13, 2020 and August 13, 2020 (the final determination date), each subject to adjustment as described in "Additional Terms of the Notes—Valuation Dates" the accompanying ETF Underlying Supplement.
Listing:	The securities will not be listed on any securities exchange.
Agent:	HSBC Securities (USA) Inc., an affiliate of HSBC. See "Supplemental plan of distribution (conflicts of interest)."

Commissions and issue price:	**Price to public**	**Agent's commissions**	**Proceeds to issuer**
Per security	$1,000	$20[1] $5[2]	$975
Total	$1,175,000	$23,500 $5,875	$1,145,625

[1] HSBC Securities (USA) Inc., acting as agent for HSBC, will receive a fee of $25.00 per $1,000.00 stated principal amount and will pay Morgan Stanley Wealth Management a fixed sales commission of $20.00 for each security they sell. See "Supplemental plan of distribution (conflicts of interest)."

[2] Of the $25.00 per $1,000.00 stated principal amount received by HSBC Securities (USA) Inc., acting as agent for HSBC, HSBC Securities (USA) Inc. will pay Morgan Stanley Wealth Management a structuring fee of $5.00 for each security.

Terms continued on the following page.

The estimated initial value of the securities on the pricing date is $974.50 per security, which is less than the price to public. The market value of the securities at any time will reflect many factors and cannot be predicted with accuracy. See "Estimated initial value" below and "Risk Factors" beginning on page 10 of this document for additional information.

An investment in the securities involves certain risks. See "Risk Factors" beginning on page 10 of this pricing supplement and page S-1 of the ETF Underlying Supplement and prospectus supplement.

Neither the U.S. Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved the securities, or determined that this pricing supplement or the accompanying ETF Underlying Supplement, prospectus supplement or prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Terms continued from previous page:

Observation periods:	There are 10 quarterly observation periods. The first observation period will be from but excluding the pricing date to and including the first determination date. Each subsequent observation period will be from but excluding a determination date to and including the next following determination date. The final quarterly observation period will be the quarterly observation period ending on the final determination date.
Contingent payment dates:	With respect to each observation period other than the final observation period, the 3rd business day after the relevant determination date. The payment of the contingent quarterly payment, if any, with respect to the final observation period will be made on the maturity date.
Payment at maturity:	• If the final price of **each** underlying is **greater than or equal to** its downside threshold price: — (i) the stated principal amount *and* (ii) the contingent quarterly payment with respect to the final observation period, if payable. • If the final price of **any** underlying is **less than** its downside threshold price: — (i) the stated principal amount *multiplied* by (ii) the performance factor of the worst performing underlying. **In this case, the payment at maturity will be less than 75% of the stated principal amount of the securities and could be zero.**
Performance factor:	With respect to each underlying, final price / initial price
Coupon barrier price:	$199.50 with respect to the SPY, $111.36 with respect to the IWM and $35.6325 with respect to the EEM, each of which is 75% of its initial price.
Downside threshold price:	$199.50 with respect to the SPY, $111.36 with respect to the IWM and $35.6325 with respect to the EEM, each of which is 75% of its initial price.
Initial price:	$266.00 with respect to the SPY, $148.48 with respect to the IWM and $47.51 with respect to the EEM, each of which was its official closing price on the pricing date.
Final price:	With respect to each underlying, its official closing price on the final determination date.
Official closing price:	With respect to each underlying, its official closing price on any scheduled trading day as determined by the calculation agent based upon the price displayed on Bloomberg Professional® service page (with respect to the SPY, "SPY <EQUITY>", with respect to the IWM, "IWM <EQUITY>" and with respect to the EEM, "EEM <EQUITY>") or any successor page on the Bloomberg Professional® service or any successor service, as applicable, each subject to adjustment by the calculation agent as described under "Additional Terms of the Notes – Antidilution and Reorganization Adjustments" in the accompanying ETF Underlying Supplement.
Worst performing underlying:	The underlying with the lowest performance factor.
Estimated initial value:	The estimated initial value of the securities is less than the price you pay to purchase the securities. The estimated initial value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your securities in the secondary market, if any, at any time. See "Risk Factors—The estimated initial value of the securities, which was determined by us on the pricing date, is less than the price to public and may differ from the market value of the securities in the secondary market, if any."
CUSIP / ISIN:	40435FUJ4 / US40435FUJ47

You should read this document together with the related ETF Underlying Supplement, prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.

The ETF Underlying Supplement dated March 5, 2015 at: http://www.sec.gov/Archives/edgar/data/83246/000114420415014329/v403640_424b2.htm

The prospectus supplement dated March 5, 2015 at: http://www.sec.gov/Archives/edgar/data/83246/000114420415014311/v403645_424b2.htm

The prospectus dated March 5, 2015 at: http://www.sec.gov/Archives/edgar/data/83246/000119312515078931/d884345d424b3.htm

The securities are not deposit liabilities or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency of the United States or any other jurisdiction, and involve investment risks including possible loss of the stated principal amount invested due to the credit risk of HSBC.

HSBC

Contingent Income Auto-Callable Securities due August 18, 2020
Based on the Worst Performing of the SPDR® S&P 500® ETF Trust, the iShares® Russell 2000 ETF and the iShares® MSCI Emerging Markets ETF
Principal at Risk Securities

Investment Summary

Contingent Income Auto-Callable Securities

Principal at Risk Securities

The Contingent Income Auto-Callable Securities due August 18, 2020 Based on the Worst Performing of the SPDR® S&P 500® ETF Trust, the iShares® Russell 2000 ETF and the iShares® MSCI Emerging Markets ETF, which we refer to as the securities, provide an opportunity for investors to earn a contingent quarterly payment at an annual rate of 14.00% of the stated principal amount with respect to each quarterly observation period, but only if the closing price of **each** underlying on **every** scheduled trading day during the relevant quarterly observation period is greater than or equal to its coupon barrier price. The contingent quarterly payment, if any, will be payable quarterly on the contingent payment date (which is the 3rd business day after the relevant determination date) or the maturity date, as applicable. It is possible that the closing price of one or more underlyings could be below their respective coupon barrier prices on at least one scheduled trading day during most or all of the quarterly observation periods so that you may receive few or no contingent quarterly payments.

If the determination closing price of **each** underlying is greater than or equal to its initial price on any determination date beginning on August 13, 2018 and ending on May 13, 2020, the securities will be automatically redeemed for an early redemption payment equal to (i) the stated principal amount plus (ii) the contingent quarterly payment with respect to the related observation period, if payable. If the securities have not previously been redeemed and the final price of **each** underlying is greater than or equal to its downside threshold price, the payment at maturity will be the stated principal amount and the contingent quarterly payment with respect to the final observation period, if payable. However, if the securities have not previously been redeemed and the final price of **any** underlying is less than its downside threshold price, investors will be exposed to the decline in the closing price of the worst performing underlying, as compared to its initial price, on a 1 to 1 basis and will receive a payment at maturity that is less than 75% of the stated principal amount of the securities and could be zero. Investors in the securities must be willing to accept the risk of losing their entire principal and also the risk of not receiving any contingent quarterly payments. In addition, investors will not participate in any appreciation of any of the underlyings.

Key Investment Rationale

The securities offer investors an opportunity to earn a contingent quarterly payment at an annual rate of 14.00% of the stated principal amount with respect to each quarterly observation period, but only if the closing price of **each** underlying **on every scheduled trading day during that quarterly observation period** is greater than or equal to its coupon barrier price. The securities may be redeemed prior to maturity for the stated principal amount per security *plus* the applicable contingent quarterly payment, if payable, and the payment at maturity will vary depending on the final price of the worst performing underlying, as follows:

Scenario 1	**On any determination date beginning on August 13, 2018 and ending on May 13, 2020, the determination closing price of *each* underlying is greater than or equal to its initial price.**
	▪ The securities will be automatically redeemed for (i) the stated principal amount *plus* (ii) the contingent quarterly payment with respect to the related observation period, if payable.
	▪ Investors will not participate in any appreciation of the underlyings from their respective initial prices.
Scenario 2	**The securities are not automatically redeemed prior to maturity and the final price of *each* underlying is *greater than or equal to* its downside threshold price.**
	▪ The payment due at maturity will be (i) the stated principal amount *and* (ii) the contingent quarterly payment with respect to the final observation period if payable.
	▪ Investors will not participate in any appreciation of the underlyings from their respective initial prices.
Scenario 3	**The securities are not automatically redeemed prior to maturity and the final price of *any* underlying is *less than* its downside threshold price.**
	▪ The payment due at maturity will be (i) the stated principal amount multiplied by (ii) the performance factor of the worst performing underlying.
	▪ **Investors will lose a significant portion, and may lose all, of their principal in this scenario.**

How the Securities Work

The following diagrams illustrate the potential outcomes for the securities depending on (1) the official closing price for **each** underlying on **every scheduled trading day during the relevant quarterly observation period** and (2) the final price of each underlying.

Diagram #1: First 9 Determination Dates



First 9 Determination Dates

Compare the official closing price of each underlying against its initial price and its coupon barrier price until the final determination date or any earlier redemption.

Initial Price

The determination closing price of **each** underlying **is greater than or equal to** its initial price on any determination date beginning on August 13, 2018.

Automatic Early Redemption

You will receive (i) the stated principal amount *plus* (ii) the contingent quarterly payment with respect to the related observation period, if payable.

No further payment will be made on the securities once they have been redeemed.

The May 14, 2018 determination date, or any subsequent determination date where the determination closing price of **any** underlying **less than** its initial price.

No Automatic Early Redemption

The official closing price for **each** underlying on **every scheduled trading day during the relevant quarterly observation period** is greater than or equal to its coupon barrier price

You will receive the contingent quarterly payment with respect to the related observation period. Proceed to the next observation period.

The official closing price for **any** underlying on **any scheduled trading day during the relevant quarterly observation period** is less than its coupon barrier price

No contingent quarterly payment. Proceed to the next observation period.

HSBC

Contingent Income Auto-Callable Securities due August 18, 2020
Based on the Worst Performing of the SPDR® S&P 500® ETF Trust, the iShares® Russell 2000 ETF and the iShares® MSCI Emerging Markets ETF
Principal at Risk Securities

Diagram #2: Payment at Maturity if No Automatic Early Redemption Occurs


Determination Dates 1-9
Final Determination Date
Payment at Maturity
The determination closing price of each underlying is less than its initial price on each determination date.
Proceed to Maturity
The final price of each underlying is greater than or equal to its downside threshold price
(i) the stated principal amount and (ii) if the official closing price for each underlying on every scheduled trading day during the final quarterly observation period is greater than or equal to its coupon barrier price, the contingent quarterly payment with respect to the final determination date.
The final price of any underlying is less than its downside threshold price
(i) the stated principal amount multiplied by (ii) the performance factor of the worst performing underlying.
No contingent quarterly payment will be payable, and you will lose a significant portion or all of your principal in this scenario.

For more information about the payout upon an automatic early redemption or at maturity in different hypothetical scenarios, see "Hypothetical Examples" beginning on page 7.

HSBC

Contingent Income Auto-Callable Securities due August 18, 2020
Based on the Worst Performing of the SPDR® S&P 500® ETF Trust, the iShares® Russell 2000 ETF and the iShares® MSCI Emerging Markets ETF
Principal at Risk Securities

Hypothetical Examples

The below examples are based on the following terms:

Hypothetical Initial Price:	With respect to each underlying, 100.00
Hypothetical Coupon Barrier Price:	With respect to each underlying, 75.00, which is 75% of its hypothetical initial price
Hypothetical Downside Threshold Price:	With respect to each underlying, 75.00, which is 75% of its hypothetical initial price
Contingent Quarterly Payment:	14.00% per annum (corresponding to $35.00 (or 3.50%) per quarter per security)[1]
Stated Principal Amount:	$1,000.00 per security

[1] The actual contingent quarterly payment will be an amount determined by the calculation agent based on the number of days in the applicable payment period, calculated on a 30/360 day count basis. The hypothetical contingent quarterly payment of $35.00 is used in these examples for ease of analysis.

How to determine whether a contingent quarterly payment is payable with respect to a quarterly observation period:

	Example 1			
	Lowest Official Closing Price on any Scheduled Trading Day During the Applicable Quarterly Observation Period			
Hypothetical Quarterly Observation Periods	SPY	IWM	EEM	Contingent Quarterly Payment
#1	60.00 (**below** the coupon barrier level)	90.00 (**at or above** the coupon barrier level)	95.00 (**at or above** the coupon barrier level)	N/A
#2	60.00 (**below** the coupon barrier level)	90.00 (**at or above** the coupon barrier level)	85.00 (**at or above** the coupon barrier level)	N/A
#3	85.00 (**at or above** the coupon barrier level)	105.00 (**at or above** the coupon barrier level)	100.00 (**at or above** the coupon barrier level)	$35.00
#4	60.00 (**below** the coupon barrier level)	90.00 (**at or above** the coupon barrier level)	95.00 (**at or above** the coupon barrier level)	N/A
#5	110.00 (**at or above** the coupon barrier level) (also the determination closing price)	105.00 (**at or above** the coupon barrier level) (also the determination closing price)	110.00 (**at or above** the coupon barrier level) (also the determination closing price)	$35.00

- In **Example 1**, on each scheduled trading day during hypothetical quarterly observation period #3, each of the underlyings closes at or above its coupon barrier price. Therefore, a contingent quarterly payment is paid on the relevant contingent payment date. On at least one scheduled trading day during each of the hypothetical quarterly observation periods #1, #2, and #4, at least one underlying closes at or above its coupon barrier price but one or more other underlyings closes below its coupon barrier price. Therefore, no contingent quarterly payment is paid on the relevant contingent payment date. Since the determination closing price of **each** underlying is greater than or equal to its hypothetical initial price on the 5th determination date, the securities are automatically redeemed. In addition, because on each scheduled trading day during hypothetical quarterly observation period #5, each of the underlyings closes at or above its coupon barrier price, the contingent quarterly payment is payable for that observation period. You would receive the early redemption payment, calculated as follows:

  stated principal amount + contingent quarterly payment = $1,000 + $35.00 = $1,035.00

In this example, the early redemption feature limits the term of your investment to approximately 15 months and you may not be able to reinvest at comparable terms or returns. If the securities are redeemed early, you will not receive any additional contingent quarterly payments.

Contingent Income Auto-Callable Securities due August 18, 2020
Based on the Worst Performing of the SPDR® S&P 500® ETF Trust, the iShares® Russell 2000 ETF and the iShares® MSCI Emerging Markets ETF
Principal at Risk Securities

How to calculate the payment at maturity (if the securities have not been redeemed):

In Examples 2 and 3, on at least one scheduled trading day during each hypothetical quarterly observation period, the closing price of at least one underlying is below its coupon barrier price. Therefore, no contingent quarterly payments are paid with respect to any observation period.

Determination Dates	Example 2					Example 3				
	Hypothetical Determination Closing Price of SPY	Hypothetical Determination Closing Price of IWM	Hypothetical Determination Closing Price of EEM	Contingent Quarterly Payment	Early Redemption Payment*	Hypothetical Determination Closing Price of SPY	Hypothetical Determination Closing Price of IWM	Hypothetical Determination Closing Price of EEM	Contingent Quarterly Payment	Early Redemption Payment*
#1	45.00	85.00	95.00	N/A	N/A	45.00	105.00	95.00	N/A	N/A
#2	50.00	90.00	85.00	N/A	N/A	50.00	90.00	85.00	N/A	N/A
#3	30.00	95.00	120.00	N/A	N/A	30.00	95.00	120.00	N/A	N/A
#4	25.00	100.00	110.00	N/A	N/A	25.00	100.00	110.00	N/A	N/A
#5	35.00	110.00	75.00	N/A	N/A	35.00	110.00	75.00	N/A	N/A
#6	50.00	115.00	60.00	N/A	N/A	50.00	115.00	60.00	N/A	N/A
#7	30.00	120.00	85.00	N/A	N/A	30.00	120.00	85.00	N/A	N/A
#8	25.00	100.00	110.00	N/A	N/A	45.00	130.00	95.00	N/A	N/A
#9	15.00	110.00	75.00	N/A	N/A	65.00	150.00	100.00	N/A	N/A
Final Determination Date	10.00	190.00	90.00	N/A	N/A	85.00	170.00	90.00	N/A	N/A
Payment at Maturity	$100.00					$1,000.00				

Examples 2 and 3 illustrate the payment at maturity per security based on the final price of the worst performing underlying.

- In **Example 2**, the closing price of at least one underlying is below its coupon barrier price on at least one scheduled trading day during each observation period. As a result, you would not receive any contingent quarterly payments during the term of the securities and, at maturity, you would be fully exposed to the decline in the closing price of the SPY, which is the worst performing underlying. As the final price of the worst performing underlying is less than its downside threshold price, your payment at maturity is calculated as follows:

$$\$1,000.00 \times (10/100) = \$100.00$$

In this example, the amount of cash that you would receive at maturity is significantly less than the stated principal amount. In addition, you would not be entitled to receive any contingent quarterly payments during the term of the securities.

- In **Example 3**, the closing price of at least one underlying is below its coupon barrier price on at least one scheduled trading day during each of the 1st through the 10th observation periods. As a result, the contingent quarterly payment is not payable for any of those observation periods. At maturity, because the final price of each underlying is greater than its downside threshold price, you would receive the stated principal amount.

In this example, although the final price of the worst performing underlying represents a 15% decline from its initial price, because the final price of the worst performing underlying is greater than or equal to its downside threshold price, you would receive the stated principal amount.

Investor Suitability

The securities may be suitable for you if:

- You believe that the closing price of **each** underlying will be equal to or greater than its coupon barrier price on **every** scheduled trading day during most or all observation periods, and not below its downside threshold price on the final determination date.

- You are willing to make an investment that is potentially exposed to downside performance of the worst performing underlying on a 1-to-1 basis.

- You are willing to hold the securities that will be automatically called on any of the 2nd – 9th determination dates on which the closing price of each underlying is at or above its initial price, or you are otherwise willing to hold the securities to maturity.

- You are willing to invest in securities, the maximum potential return of which is limited to any contingent quarterly payments payable on the securities.

- You are willing to forgo dividends or other distributions paid to holders of the underlyings or to holders of any of the stocks held by any underlying.

- You do not seek an investment for which there will be an active secondary market.

- You are willing to accept the risk and return profile of the securities versus a conventional debt security with a comparable maturity issued by HSBC or another issuer with a similar credit rating.

- You are comfortable with the creditworthiness of HSBC, as Issuer of the securities.

The securities may not be suitable for you if:

- You believe that the closing prices of **any** underlying will be less than its coupon barrier price on **at least one** scheduled trading day during most or all observation periods, and/or below its downside threshold price on the final determination date.

- You are unwilling to make an investment that is potentially exposed to the downside performance of the worst performing underlying on a 1-to-1 basis.

- You are unable or unwilling to hold the securities that will be automatically called on any of the 2nd – 9th determination dates on which the closing price of each underlying is at or above its initial price, or you are otherwise unable or unwilling to hold the securities to maturity.

- You are unwilling to invest in securities, the maximum potential return of which is limited to any contingent quarterly payments payable on the securities.

- You are unwilling to forgo dividends or other distributions paid to holders of the underlyings or to holders of any of the stocks held by any underlying.

-

- You prefer to receive guaranteed periodic interest payments on your investment.

- You seek an investment for which there will be an active secondary market.

- You prefer the lower risk, and therefore accept the potentially lower returns, of conventional debt securities with comparable maturities issued by HSBC or another issuer with a similar credit rating.

- You are not willing or are unable to assume the credit risk associated with HSBC, as Issuer of the securities.

HSBC

Contingent Income Auto-Callable Securities due August 18, 2020
Based on the Worst Performing of the SPDR® S&P 500® ETF Trust, the iShares® Russell 2000 ETF and the iShares® MSCI Emerging Markets ETF
Principal at Risk Securities

Risk Factors

We urge you to read the section "Risk Factors" on page S-1 in the accompanying prospectus supplement and ETF Underlying Supplement. Investing in the securities is not equivalent to investing directly in the underlyings or in any of the stocks held by any underlying. You should understand the risks of investing in the securities and should reach an investment decision only after careful consideration, with your advisors, of the suitability of the securities in light of your particular financial circumstances and the information set forth in this pricing supplement and the accompanying ETF Underlying Supplement, prospectus supplement and prospectus.

In addition to the risks discussed below, you should review "Risk Factors" in the accompanying prospectus supplement and ETF Underlying Supplement, including the explanation of risks relating to the securities described in the following sections:

"— Risks Relating to All Note Issuances" in the prospectus supplement;

"— General Risks Related to Index Funds" in the ETF Underlying Supplement;

"— Securities prices generally are subject to political, economic, financial, and social factors that apply to the markets in which they trade and, to a lesser extent, foreign markets" in the ETF Underlying Supplement;

"— Time differences between the domestic and foreign markets and New York City may create discrepancies in the trading level or price of the notes" in the ETF Underlying Supplement; and

"— The notes are subject to currency exchange risk" in the ETF Underlying Supplement.

You will be subject to significant risks not associated with conventional fixed-rate or floating-rate debt securities.

▪ **You may lose your entire initial investment.** The securities do not guarantee any return of principal. The securities differ from ordinary debt securities in that we will not necessarily pay the full principal amount of the securities at maturity. HSBC will only pay you the principal amount of your securities at maturity if the securities have not been automatically redeemed prior to maturity and the final price of **each** underlying is greater than or equal to its downside threshold price. If the final price of **any** underlying is less than its respective downside threshold price, you will be exposed to the decline in the closing price of the worst performing underlying, as compared to its initial price, on a 1 to 1 basis and you will receive for each security that you hold at maturity an amount equal to the stated principal amount *times* the performance factor of the worst performing underlying. **In this case, the payment at maturity will be less than 75% of the stated principal amount and could be zero. Even with any contingent quarterly payments, the return on the securities could be negative.**

▪ **You will not receive any contingent quarterly payment for any quarterly observation period where the official closing price of any underlying on any scheduled trading day during that period is less than its coupon barrier price.** A contingent quarterly payment will be made only if the official closing price of **each** underlying on **every scheduled trading day during the relevant quarterly observation period** is greater than or equal to its coupon barrier price. It is possible that the closing price of one or more underlying could be below its respective coupon barrier price on at least one scheduled trading day during most or all of the quarterly observation periods, so that you will receive few or no contingent quarterly payments.

▪ **Investors will not participate in any appreciation of any underlying, and your return on the securities is limited to the principal amount plus any contingent quarterly payments, regardless of any appreciation in the prices of the underlyings.** Investors will not participate in any appreciation of any underlying from its initial price. Unless the final price of any underlying is less than its downside threshold price, you will receive at maturity the stated principal amount plus the contingent quarterly payment with respect to the final observation period, if payable, regardless of any appreciation in the prices of the underlyings, which may be significant. The return on the securities will be limited to the contingent quarterly payment that is payable with respect to each observation period if the closing price of **each** underlying on **every scheduled trading day during the relevant quarterly observation period** is greater than or equal to its coupon barrier price. Accordingly, the return on the securities may be significantly less than the return on a direct investment in the underlyings or the securities held by the underlyings during the term of the securities.

- **The securities may be called prior to the maturity date.** If the securities are called early, the holding period over which you may receive contingent quarterly payments could be as little as 6 months. If the securities are redeemed prior to the maturity date, you will receive no more contingent quarterly payments. There is no guarantee that you would be able to reinvest the proceeds from an investment in the securities at a comparable return for a similar level of risk following an automatic call.

- **You are exposed to the market risk of all underlyings, with respect to both the contingent quarterly payments, if any, and the payment at maturity, if any.** Your return on the securities is not linked to a basket consisting of the 3 underlyings. Rather, it will be contingent upon the independent performance of each underlying. Unlike an instrument with a return linked to a basket of underlying assets, in which risk is potentially mitigated and diversified among all the components of the basket, you will be exposed to the risks related to each of the underlyings. Poor performance by **any** underlying over the term of the securities may negatively affect your return and will not be offset or mitigated by any positive performance by the other underlyings. To receive **any** contingent quarterly payments, **all** underlyings must close at or above their respective coupon barrier prices on **every scheduled trading day during the relevant quarterly observation period**. In addition, if **any** underlying has decreased to below its respective downside threshold price as of the final determination date, you will be **fully exposed** to the decrease in the worst performing underlying on a 1 to 1 basis, even if the other underlyings have appreciated. Under this scenario, the payment at maturity will be less than 75% of the stated principal amount and could be zero. Accordingly, your investment is subject to the market risk of each of the underlyings.

- **Because the securities are linked to the performance of the worst performing underlying, you are exposed to greater risks of receiving no contingent quarterly payments and sustaining a significant loss on your investment than if the securities were linked to just one underlying.** The risk that you will not receive any contingent quarterly payments, or that you will suffer a significant loss on your investment, is greater if you invest in the securities as opposed to substantially similar securities that are linked to the performance of just one underlying. With 3 underlyings, it is more likely that one or more of the underlyings will close below their respective coupon barrier prices on **at least one scheduled trading day during most or all of the observation periods** and below its downside threshold price on the final determination date, than if the securities were linked to only one underlying. Therefore, it is more likely that you will not receive any contingent quarterly payments, and that you will suffer a significant loss on your investment. In addition, because each underlying must close above its initial price on any of the 2nd – 9th quarterly determination dates in order for the securities to be called prior to maturity, the securities are less likely to be called than if the securities were linked to just one underlying.

- **The market price of the securities will be influenced by many unpredictable factors.** Several factors will influence the market price of the securities in the secondary market and the price at which HSBC Securities (USA) Inc. may be willing to purchase or sell the securities in the secondary market, including: the prices, volatilities and dividend yields of the underlyings and the securities held by the underlyings, interest and yield rates, time remaining to maturity, geopolitical conditions and economic, financial, political and regulatory or judicial events, the occurrence of certain events affecting an underlying that may or may not require an adjustment to its closing price, and any actual or anticipated changes in our credit ratings or credit spreads. The price of each underlying may be, and has recently been, volatile, and we can give you no assurance that the volatility will lessen. See "Information about the Underlyings" below. You may receive less, and possibly significantly less, than the stated principal amount if you try to sell your securities prior to maturity.

- **Credit risk of HSBC USA Inc.** The securities are senior unsecured debt obligations of the Issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus supplement and prospectus, the securities will rank on par with all of the other unsecured and unsubordinated debt obligations of HSBC, except such obligations as may be preferred by operation of law. Any payment to be made on the securities depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the securities and, in the event HSBC were to default on its obligations, you may not receive the amounts owed to you under the terms of the securities and could lose your entire investment.

HSBC

Contingent Income Auto-Callable Securities due August 18, 2020
Based on the Worst Performing of the SPDR® S&P 500® ETF Trust, the iShares® Russell 2000 ETF and the iShares® MSCI Emerging Markets ETF
Principal at Risk Securities

- **Investing in the securities is not equivalent to investing in the underlyings.** Investing in the securities is not equivalent to investing in the underlyings. Investors in the securities will not have voting rights or rights to receive dividends or other distributions or any other rights with respect to the underlyings.

- **There is limited anti-dilution protection.** For certain events affecting an underlying, such as stock splits or extraordinary dividends, the calculation agent may make adjustments to its official closing price and consequently, the amount payable on the securities. However, the calculation agent is not required to make an adjustment for every corporate action which affects the shares of an underlying. If an event occurs to an underlying that does not require the calculation agent to adjust its official closing price, the market price of the securities may be materially and adversely affected.

- **Small-capitalization risk.** The IWM tracks companies that may be considered small-capitalization companies. These companies often have greater stock price volatility, lower trading volume and less liquidity than large-capitalization companies and therefore the price of the IWM may be more volatile than an investment in stocks issued by large-capitalization companies. Stock prices of small-capitalization companies may also be more vulnerable than those of large-capitalization companies to adverse business and economic developments, and the stocks of small-capitalization companies may be thinly traded, making it difficult for the IWM to track them. In addition, small-capitalization companies are often less stable financially than large-capitalization companies and may depend on a small number of key personnel, making them more vulnerable to loss of personnel. Small-capitalization companies are often subject to less analyst coverage and may be in early, and less predictable, periods of their corporate existences. These companies tend to have smaller revenues, less diverse product lines, smaller shares of their product or service markets, fewer financial resources and less competitive strengths than large-capitalization companies and are more susceptible to adverse developments related to their products.

- **The securities are subject to risks associated with non-U.S. companies.** The price of the EEM depends upon the stocks of non-U.S. companies, and thus involves risks associated with the home countries of those non-U.S. companies. The prices of these non-U.S. stocks may be affected by political, economic, financial and social factors in the home country of each applicable company, including changes in that country's government, economic and fiscal policies, currency exchange laws or other laws or restrictions, which could affect the value of the securities. These foreign securities may have less liquidity and could be more volatile than many of the securities traded in U.S. or other securities markets. Direct or indirect government intervention to stabilize the relevant foreign securities markets, as well as cross shareholdings in foreign companies, may affect trading levels or prices and volumes in those markets. The other special risks associated with foreign securities may include, but are not limited to: less liquidity and smaller market capitalizations; less rigorous regulation of securities markets; different accounting and disclosure standards; governmental interference; currency fluctuations; higher inflation; and social, economic and political uncertainties. These factors may adversely affect the performance of the EEM and, as a result, the value of the securities.

- **There are risks associated with emerging markets.** Because the EEM is an underlying, investment in the securities will involve risks not generally associated with investments which have no emerging market component. In particular, many emerging nations are undergoing rapid change, involving the restructuring of economic, political, financial and legal systems. Regulatory and tax environments may be subject to change without review or appeal. Many emerging markets suffer from underdevelopment of capital markets and tax regulation. The risk of expropriation and nationalization remains a threat. Guarding against these risks may be made more difficult by low levels of corporate disclosure and unreliability of economic and financial data.

- **The securities will not be adjusted for changes in exchange rates.** Although the equity securities composing the EEM are traded in currencies other than U.S. dollars, and the securites are denominated in U.S. dollars, the amount payable on the securites at maturity will not be adjusted for changes in the exchange rates between the U.S. dollar and the currencies in which these non-U.S. equity securities are denominated. Changes in exchange rates, however, may also reflect changes in the applicable non-U.S. economies that in turn may affect the price of the EEM, and therefore your securites. The amount we pay in respect of the securites will be determined solely in accordance with the procedures described in this document.

- **The performance and market value of each Underlying during periods of market volatility may not correlate with the performance of its underlying index as well as its net asset value per share.** During periods of market volatility,

securities underlying the underlyings may be unavailable in the secondary market, market participants may be unable to calculate accurately the net asset value per share of the underlyings and the liquidity of the underlyings may be adversely affected. This kind of market volatility may also disrupt the ability of market participants to create and redeem shares of the underlyings. Further, market volatility may adversely affect, sometimes materially, the prices at which market participants are willing to buy and sell shares of the underlyings. As a result, under these circumstances, the market value of shares of each underlying may vary substantially from its net asset value per share. For all of the foregoing reasons, the performance of each underlying may not correlate with the performance of its underlying index as well as its net asset value per share, which could materially and adversely affect the value of the securities in the secondary market and/or reduce your payment on the securities, if any.

■ **Adjustments to an underlying or its underlying index could adversely affect the value of the securities.** The investment advisor of an underlying or the publisher of an underlying index may add, delete or substitute the stocks held by that underlying or included in that underlying index. In addition, the publisher of an underlying index may add, delete or substitute the stocks constituting that underlying index or make other methodological changes that could change the level of that underlying index. Further, the publisher of an underlying index may discontinue or suspend calculation or publication of that underlying index at any time. Any such actions could affect the value of and the return on the securities.

■ **The securities will not be listed on any securities exchange and secondary trading may be limited.** The securities will not be listed on any securities exchange. Therefore, there may be little or no secondary market for the securities. HSBC Securities (USA) Inc. may, but is not obligated to, make a market in the securities. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the securities easily. Because we do not expect that other broker-dealers will participate significantly in the secondary market for the securities, the price at which you may be able to trade your securities is likely to depend on the price, if any, at which HSBC Securities (USA) Inc. is willing to transact. If, at any time, HSBC Securities (USA) Inc. were to cease making a market in the securities, it is likely that there would be no secondary market for the securities. Accordingly, you should be willing to hold your securities to maturity.

■ **Higher contingent quarterly payments or lower downside threshold prices are generally associated with underlyings with greater expected volatility and therefore can indicate a greater risk of loss.** "Volatility" refers to the frequency and magnitude of changes in the price of the underlyings. The greater the expected volatility with respect to the underlyings on the pricing date, the higher the expectation as of the pricing date that the prices of the underlyings could close below their respective downside threshold prices on the final determination date, indicating a higher expected risk of loss on the securities. This greater expected risk will generally be reflected in a higher contingent quarterly payment than the yield payable on our conventional debt securities with a similar maturity, or in more favorable terms (such as a lower downside threshold price or a higher contingent quarterly payment) than for similar securities linked to the performance of the underlyings with a lower expected volatility as of the pricing date. You should therefore understand that a relatively higher contingent quarterly payment may indicate an increased risk of loss. Further, a relatively lower downside threshold price may not necessarily indicate that the securities have a greater likelihood of a repayment of principal at maturity. The volatility of the underlyings can change significantly over the term of the securities. The prices of the underlyings for your securities could fall sharply, which could result in a significant loss of principal. You should be willing to accept the downside market risk of the underlyings and the potential to lose some or all of your principal at maturity.

■ **The estimated initial value of the securities, which was determined by us on the pricing date, is less than the price to public and may differ from the market value of the securities in the secondary market, if any.** The estimated initial value of the securities was calculated by us on the pricing date and is less than the price to public. The estimated initial value reflects our internal funding rate, which is the borrowing rate we pay to issue market-linked securities, as well as the mid-market value of the embedded derivatives in the securities. This internal funding rate is typically lower than the rate we would pay when we issue conventional fixed or floating rate debt securities. As a result of the difference between our internal funding rate and the rate we would use when we issue conventional fixed or floating rate debt securities, the estimated initial value of the securities may be lower if it were based on the prices at which our fixed or floating rate debt securities trade in the secondary market. In addition, if we were to use the rate we use for our conventional fixed or floating rate debt issuances, we would expect the economic terms of the securities to be more

favorable to you. We determined the value of the embedded derivatives in the securities by reference to our or our affiliates' internal pricing models. These pricing models consider certain assumptions and variables, which can include volatility and interest rates. Different pricing models and assumptions could provide valuations for the securities that are different from our estimated initial value. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect. The estimated initial value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your securities in the secondary market (if any exists) at any time.

- **If HSBC Securities (USA) Inc. were to repurchase your securities immediately after the original issue date, the price you receive may be higher than the estimated initial value of the securities.** Assuming that all relevant factors remain constant after the original issue date, the price at which HSBC Securities (USA) Inc. may initially buy or sell the securities in the secondary market, if any, and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed the estimated initial value on the pricing date for a temporary period expected to be approximately 8 months after the original issue date. This temporary price difference may exist because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the securities and other costs in connection with the securities that we will no longer expect to incur over the term of the securities. We will make such discretionary election and determine this temporary reimbursement period on the basis of a number of factors, including the tenor of the securities and any agreement we may have with the distributors of the securities. The amount of our estimated costs which we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the original issue date of the securities based on changes in market conditions and other factors that cannot be predicted.

- **The price of your securities in the secondary market, if any, immediately after the pricing date will be less than the price to public.** The price to public takes into account certain costs. These costs include the underwriting discount, our affiliates' projected hedging profits (which may or may not be realized) for assuming risks inherent in hedging our obligations under the securities and the costs associated with structuring and hedging our obligations under the securities. These costs, except for the underwriting discount, will be used or retained by us or one of our affiliates. If you were to sell your securities in the secondary market, if any, the price you would receive for your securities may be less than the price you paid for them because secondary market prices will not take into account these costs. The price of your securities in the secondary market, if any, at any time after issuance will vary based on many factors, including the prices of the underlyings and changes in market conditions, and cannot be predicted with accuracy. The securities are not designed to be short-term trading instruments, and you should, therefore, be able and willing to hold the securities to maturity. Any sale of the securities prior to maturity could result in a loss to you.

- **Hedging and trading activity by our affiliates could adversely affect the value of the securities.** One or more of our affiliates and/or third-party dealers have carried out and expect to continue to carry out hedging activities related to the securities (and possibly to other instruments linked to the underlyings or their respective component securities), including trading in the component securities as well as other instruments related to one or more underlyings. As a result, these entities may be unwinding or adjusting hedge positions during the term of the securities, and the hedging strategy may involve greater and more frequent dynamic adjustments to the hedge as the final determination date approaches. Some of our affiliates may also trade the component securities and other financial instruments related to one or more underlyings on a regular basis as part of their general broker-dealer and other businesses. Any of these hedging or trading activities on or prior to the pricing date could have increased the initial price of an underlying and, as a result, its coupon barrier price, which is the price at or above which that underlying must close on **every scheduled trading day during the relevant quarterly observation period** in order for you to earn a contingent quarterly payment or, if the securities are not called prior to maturity, its downside threshold price in order for you to avoid being exposed to the negative performance of the worst performing underlying at maturity. Additionally, such hedging or trading activities during the term of the securities could adversely affect the price of an underlying the determination date, and, accordingly, whether the securities are automatically called prior to maturity and, if the securities are not called prior to maturity, the payout to you at maturity.

- **The calculation agent, which is HSBC or one of its affiliates, will make determinations with respect to the securities.** As calculation agent, HSBC or one of its affiliates has determined the initial price, the coupon barrier price and the downside threshold price of each underlying, and will determine the final price of each underlying, whether the

contingent quarterly payment will be paid on each contingent payment date, whether the securities will be redeemed following any of the $2^{nd} - 9^{th}$ determination dates, whether a market disruption event has occurred with respect to an underlying, whether to make any adjustments to the official closing price of any underlying, and the payment that you will receive upon an automatic early redemption or at maturity, if any. Moreover, certain determinations made by HSBC or one of its affiliates in its capacity as calculation agent, may require it to exercise discretion and make subjective judgments, such as with respect to the occurrence or non-occurrence of market disruption events and the anti-dilution and reorganization adjustments to an underlying. These determinations, which may be subjective, may adversely affect the payout to you upon an automatic early redemption or at maturity, if any. See "Additional Terms of the Notes—Market Disruption Event," "—Antidilution and Reorganization Adjustments" and "—Delisting or Suspension of Trading in the Shares of an Index Fund and Termination of an Index Fund" in the ETF Underlying Supplement.

- **The securities are not insured by any governmental agency of the United States or any other jurisdiction.** The securities are not deposit liabilities or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the securities is subject to the credit risk of HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive the full amounts due on the securities.

- **The U.S. federal income tax consequences of an investment in the securities are uncertain.** There is no direct legal authority as to the proper treatment of the securities for U.S. federal income tax purposes.

Please read the discussion under "Additional Information About the Securities – Additional Provisions – Tax considerations" in this document concerning the U.S. federal income tax consequences of an investment in the securities. Pursuant to the terms of the securities, you agree to treat a security for U.S. federal income tax purposes as a single financial contract that provides for a contingent quarterly payment that will be treated as ordinary income to you at the time received or accrued in accordance with your regular method of tax accounting. If the Internal Revenue Service ("IRS") were successful in asserting an alternative treatment for the securities, the timing and character of income or loss on the securities might differ significantly from the tax treatment described herein. **Non-U.S. Holders should note that the entire amount of the contingent quarterly payments will be subject to U.S. federal income tax withholding at a 30% rate (or at a lower rate under an applicable income tax treaty), and we will not be required to pay any additional amounts with respect to amounts withheld.** We do not plan to request a ruling from the IRS regarding the tax treatment of the securities, and the IRS or a court may not agree with the tax treatment described herein.

In 2007, the U.S. Treasury Department and the IRS released a notice requesting comments on the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments. While it is not clear whether the securities would be viewed as similar to the prepaid forward contracts described in the notice, it is possible that any U.S. Treasury Department regulations or other guidance issued after consideration of these issues could materially and adversely affect the tax consequences of an investment in the securities, possibly with retroactive effect. The notice focuses on a number of issues, the most relevant of which for holders of the securities are the character and timing of income or loss and the degree, if any, to which income realized by non-U.S. investors should be subject to withholding tax. Both U.S. and Non-U.S. Holders should consult their tax advisors regarding the U.S. federal income tax consequences of an investment in the securities, including possible alternative treatments, the issues presented by this notice and any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdictions.

HSBC

Contingent Income Auto-Callable Securities due August 18, 2020
Based on the Worst Performing of the SPDR® S&P 500® ETF Trust, the iShares® Russell 2000 ETF and the iShares® MSCI Emerging Markets ETF
Principal at Risk Securities

Information about the Underlyings

SPDR® S&P 500® ETF Trust Overview

The objective of the SPDR® S&P 500® ETF Trust (formerly the "SPDR Trust Series 1") is to provide investment results that, before expenses, generally correspond to the price and yield performance of the S&P 500® Index. SPY holds stocks and cash and is not actively managed by traditional methods, which typically involve effecting changes in the holdings of stocks and cash on the basis of judgments made relating to economic, financial and market considerations. The returns of the SPY may be affected by certain management fees and other expenses, which are detailed in its prospectus.

The underlying index of the SPY is a capitalization-weighted index of 500 U.S. stocks. It is designed to measure performance of the broad domestic economy through changes in the aggregate market value of 500 stocks representing all major industries.

As of July 31, 2017, companies with multiple share class lines are no longer eligible for inclusion in the SPX. Constituents of the SPX prior to July 31, 2017 with multiple share class lines have been grandfathered in and will continue to be included in the SPX. If a constituent company of the SPX reorganizes into a multiple share class line structure, that company will remain in the SPX at the discretion of the S&P Index Committee in order to minimize turnover.

For more information about the SPY, see "The SPDR® S&P 500® ETF Trust" beginning on page S-36 of the accompanying ETF Underlying Supplement.

Historical Information

Information as of market close on February 13, 2018:

Bloomberg Ticker Symbol:	SPY		
Current Share Closing Price:	$266.00	**52 Week High (on 1/26/2018):**	$286.58
52 Weeks Ago:	$232.77	**52 Week Low (on 4/13/2017):**	$232.51

The following graph sets forth the historical performance of the SPY based on its daily historical official closing price from January 2, 2008 through February 13, 2018. We obtained the official closing prices below from the Bloomberg Professional® service. We have not independently verified the accuracy or completeness of the information obtained from the Bloomberg Professional® service. The historical performance of the SPY should not be taken as an indication of its future performance, and no assurance can be given as to the price of the SPY during the term of the securities.



Historical Performance of the SPDR® S&P 500® ETF Trust – Daily Official Closing Prices
January 2, 2008 to February 13, 2018

Contingent Income Auto-Callable Securities due August 18, 2020

Based on the Worst Performing of the SPDR® S&P 500® ETF Trust, the iShares® Russell 2000 ETF and the iShares® MSCI Emerging Markets ETF
Principal at Risk Securities

The following table sets forth the quarterly high, low, and closing prices of the SPY for each calendar quarter since the first quarter of 2008. The closing prices listed below were obtained from publicly available information at Bloomberg Financial Markets, rounded to two decimal places. The historical closing prices of the SPY should not be taken as an indication of future performance.

Quarter Begin	Quarter End	Quarterly High ($)	Quarterly Low ($)	Quarterly Close ($)
1/2/2008	3/31/2008	146.39	127.90	131.89
4/1/2008	6/30/2008	143.08	127.69	128.04
7/1/2008	9/30/2008	130.70	111.38	116.54
10/1/2008	12/31/2008	116.54	75.95	90.33
1/2/2009	3/31/2009	93.44	68.11	79.44
4/1/2009	6/30/2009	95.09	79.44	91.92
7/1/2009	9/30/2009	107.33	87.95	105.56
10/1/2009	12/31/2009	112.67	102.54	111.44
1/4/2010	3/31/2010	117.40	105.87	116.99
4/1/2010	6/30/2010	121.79	103.22	103.22
7/1/2010	9/30/2010	114.79	102.20	114.12
10/1/2010	12/31/2010	125.92	113.75	125.78
1/3/2011	3/31/2011	134.57	125.78	132.51
4/1/2011	6/30/2011	136.54	126.81	131.97
7/1/2011	9/30/2011	135.46	112.26	113.17
10/3/2011	12/30/2011	128.68	109.93	125.50
1/3/2012	3/30/2012	141.61	125.50	140.72
4/2/2012	6/29/2012	141.79	128.10	136.27
7/2/2012	9/28/2012	147.24	133.51	143.93
10/1/2012	12/31/2012	146.27	135.70	142.52
1/2/2013	3/28/2013	156.73	142.52	156.55
4/1/2013	6/28/2013	167.11	154.14	160.01
7/1/2013	9/30/2013	173.14	160.01	168.10
10/1/2013	12/31/2013	184.67	165.48	184.67
1/2/2014	3/31/2014	188.26	174.15	187.04
4/1/2014	6/30/2014	196.48	181.48	195.72
7/1/2014	9/30/2014	201.82	190.99	197.02
10/1/2014	12/31/2014	208.72	186.27	205.50
1/2/2015	3/31/2015	211.99	198.97	206.43
4/1/2015	6/30/2015	213.50	205.42	205.85
7/1/2015	9/30/2015	212.59	187.27	191.63
10/1/2015	12/31/2015	211.00	191.63	203.89
1/1/2016	3/31/2016	206.10	183.03	205.56
4/1/2016	6/30/2016	212.39	199.53	209.53
7/1/2016	9/30/2016	219.09	208.39	216.30
10/1/2016	12/31/2016	227.76	208.55	223.53
1/1/2017	3/31/2017	239.78	223.53	235.74
4/1/2017	6/30/2017	244.66	232.51	241.80
7/1/2017	9/30/2017	251.23	240.55	251.23
10/1/2017	12/31/2017	268.20	251.23	266.86
1/1/2018	2/13/2018*	286.58	257.63	266.00

* The information set forth above for the first calendar quarter of 2018 includes data for the period from January 1, 2018 through February 13, 2018. Accordingly, the "Quarterly High," "Quarterly Low" and "Quarterly Close" data indicated are for this shortened period only and do not reflect complete data for the first calendar quarter of 2018.

iShares® Russell 2000 ETF Overview

iShares® consists of numerous separate investment portfolios (the "iShares® Funds"), including the iShares® Russell 2000 ETF ("IWM"). The IWM seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of its underlying index. The IWM typically earns income dividends from securities included in the underlying index. These amounts, net of expenses and taxes (if applicable), are passed along to the IWM's shareholders as "ordinary income." In addition, the IWM realizes capital gains or losses whenever it sells securities. Net long-term capital gains are distributed to shareholders as "capital gain distributions." However, because the Notes are linked only to the share price of the IWM, you will not be entitled to receive income, dividend, or capital gain distributions from the IWM or any equivalent payments. The returns of the IWM may be affected by certain management fees and other expenses, which are detailed in its prospectus.

Information provided to or filed with the SEC by iShares® under the Securities Exchange Act of 1934 and the Investment Company Act of 1940 can be located at the SEC's facilities or through the SEC's website by reference to SEC file numbers 033-97598 and 811-09102, respectively. We have not independently verified the accuracy or completeness of the information or reports prepared by iShares®.

The selection of the IWM is not a recommendation to buy or sell the shares of the IWM. Neither we nor any of our affiliates make any representation to you as to the performance of the shares of the IWM.

"iShares®" and BlackRock® are registered trademarks of BlackRock Fund Advisors ("BlackRock®") and its affiliates. BlackRock® has licensed certain trademarks and trade names of BlackRock® for our use. The Notes are not sponsored, endorsed, sold, or promoted by BlackRock®, or by any of the iShares® Funds. Neither BlackRock® nor the iShares® Funds make any representations or warranties to the owners of the Notes or any member of the public regarding the advisability of investing in the Notes. Neither BlackRock® nor the iShares® Funds shall have any obligation or liability in connection with the registration, operation, marketing, trading, or sale of the Notes or in connection with our use of information about the iShares® Funds.

The iShares® Russell 2000 ETF

The iShares® Russell 2000 ETF seeks to track the investment results of the Russell 2000® Index. The shares of this underlying equity trade on the NYSE Arca, Inc. under the symbol "IWM."

Russell 2000® Index ("RTY")

The RTY was developed by Russell Investments ("Russell") before FTSE International Limited ("FTSE") and Russell combined in 2015 to create FTSE Russell, which is wholly owned by London Stock Exchange Group. Russell began dissemination of the RTY (Bloomberg L.P. index symbol "RTY") on January 1, 1984. The RTY was set to 135 as of the close of business on December 31, 1986. FTSE Russell (the "index sponsor") calculates and publishes the RTY. The RTY is designed to track the performance of the small capitalization segment of the U.S. equity market. As a subset of the Russell 3000® Index, the RTY consists of the smallest 2,000 companies included in the Russell 3000® Index. The Russell 3000® Index measures the performance of the largest 3,000 U.S. companies, representing approximately 98% of the investable U.S. equity market. The RTY is determined, comprised, and calculated by the index sponsor without regard to the Notes.

RTY constituents are required to have greater than 5% of the company's voting rights (aggregated across all of its equity securities, including, where identifiable, those that are not listed or trading) in the hands of unrestricted shareholders in order to be eligible for index inclusion. Current constituents who do not meet this requirement will have until the September 2022 review to meet the requirement or they will be removed from the RTY.

Selection of Stocks Comprising the RTY

All companies eligible for inclusion in the RTY must be classified as a U.S. company under the index sponsor's country-assignment methodology. If a company is incorporated, has a stated headquarters location, and trades in the same country (American Depositary Receipts and American Depositary Shares are not eligible), then the company is assigned to its country of incorporation. If any of the three factors are not the same, the index sponsor defines three Home Country Indicators ("HCIs"): country of incorporation, country of headquarters, and country of the most liquid exchange as defined by a two-year average daily dollar trading volume ("ADDTV") from all exchanges within a country. Using the HCIs, the index sponsor compares the primary location of the company's assets with the three HCIs. If the primary location of its assets matches any of the HCIs, then the company is assigned to the primary location of its assets. If there is insufficient information to determine the country in which the company's assets are primarily located, the index sponsor will use the primary country from which the company's revenues are primarily derived for the comparison with the three HCIs in a similar manner. The index sponsor uses the average of two years of assets or revenues data to reduce potential turnover. If conclusive country details cannot be derived from assets or revenues data, the index sponsor will assign the company to the country of its headquarters, which is defined as the address of the company's principal executive offices, unless that country is a Benefit Driven Incorporation ("BDI") country, in which case the company will be assigned to the country of its most liquid stock exchange. BDI countries include: Anguilla, Antigua and Barbuda, Aruba, Bahamas, Barbados, Belize, Bermuda, Bonaire, British Virgin Islands, Cayman Islands, Channel Islands, Cook Islands, Curacao, Faroe Islands, Gibraltar, Guernsey, Isle of Man, Jersey, Liberia, Marshall Islands, Panama, Saba, Sint Eustatius, Sint Maarten, and Turks and Caicos Islands. For any companies incorporated or headquartered in a U.S. territory, including countries such as Puerto Rico, Guam, and U.S. Virgin Islands, a U.S. HCI is assigned.

Contingent Income Auto-Callable Securities due August 18, 2020

Based on the Worst Performing of the SPDR® S&P 500® ETF Trust, the iShares® Russell 2000 ETF and the iShares® MSCI Emerging Markets ETF
Principal at Risk Securities

All securities eligible for inclusion in the RTY must trade on a major U.S. exchange. Stocks must have a closing price at or above $1.00 on their primary exchange on the last trading day in May to be eligible for inclusion during annual reconstitution. However, in order to reduce unnecessary turnover, if an existing member's closing price is less than $1.00 on the last day of May, it will be considered eligible if the average of the daily closing prices (from its primary exchange) during the month of May is equal to or greater than $1.00. Initial public offerings are added each quarter and must have a closing price at or above $1.00 on the last day of their eligibility period in order to qualify for index inclusion. If an existing stock does not trade on the "rank day" (typically the last trading day in May, but a confirmed timetable is announced each spring) but does have a closing price at or above $1.00 on another eligible U.S. exchange, that stock will be eligible for inclusion.

An important criterion used to determine the list of securities eligible for the RTY is total market capitalization, which is defined as the market price as of the rank day in May for those securities being considered at annual reconstitution times the total number of shares outstanding. Where applicable, common stock, non-restricted exchangeable shares and partnership units/membership interests are used to determine market capitalization. Any other form of shares such as preferred stock, convertible preferred stock, redeemable shares, participating preferred stock, warrants, rights, installment receipts or trust receipts are excluded from the calculation. If multiple share classes of common stock exist, they are combined. In cases where the common stock share classes act independently of each other (e.g., tracking stocks), each class is considered for inclusion separately. If multiple share classes exist, the pricing vehicle will be designated as the share class with the highest two-year trading volume as of the rank day in May.

Companies with a total market capitalization of less than $30 million are not eligible for the RTY. Similarly, companies with only 5% or less of their shares available in the marketplace are not eligible for the RTY. Royalty trusts, U.S. limited liability companies, closed-end investment companies (companies that are required to report Acquired Fund Fees and Expenses, as defined by the SEC, including business development companies), blank-check companies, special-purpose acquisition companies, and limited partnerships are also not eligible for inclusion in the Russell U.S. Indices. Exchange traded funds and mutual funds are also excluded. Bulletin board, pink sheet and over-the-counter ("OTC") traded securities are not eligible for inclusion.

Annual reconstitution is a process by which the RTY is completely rebuilt. On the rank day in May each year, all eligible securities are ranked by their total market capitalization. The largest 4,000 become the Russell 3000E Index, and the other of the index sponsor's indexes are determined from that set of securities. Reconstitution of the RTY occurs on the last Friday in June or, when the last Friday in June is the 29th or 30th, reconstitution occurs on the prior Friday. In addition, the index sponsor adds initial public offerings to the RTY on a quarterly basis based on total market capitalization guidelines ranking within the market-adjusted capitalization breaks established during the most recent reconstitution.

After membership is determined, a security's shares are adjusted to include only those shares available to the public. This is often referred to as "free float." The purpose of the adjustment is to exclude from market calculations the capitalization that is not available for purchase and is not part of the investable opportunity set.

Historical Information

Information as of market close on February 13, 2018**:**

Bloomberg Ticker Symbol:	IWM		
Current Share Closing Price:	$148.48	**52 Week High (on 1/23/2018):**	$159.96
52 Weeks Ago:	$138.30	**52 Week Low (on 4/13/2017):**	$133.72

The following graph sets forth the historical performance of the IWM based on its daily historical official closing price from January 2, 2008 through February 13, 2018. We obtained the official closing prices below from the Bloomberg Professional® service. We have not independently verified the accuracy or completeness of the information obtained from the Bloomberg Professional® service. The historical performance of the IWM should not be taken as an indication of its future performance, and no assurance can be given as to the level of the IWM at any time during the term of the securities.

Historical Performance of the iShares® Russell 2000 ETF – Daily Official Closing Prices
January 2, 2008 to February 13, 2018



Contingent Income Auto-Callable Securities due August 18, 2020
Based on the Worst Performing of the SPDR® S&P 500® ETF Trust, the iShares® Russell 2000 ETF and the iShares® MSCI Emerging Markets ETF
Principal at Risk Securities

The following table sets forth the quarterly high, low, and closing prices of the IWM for each calendar quarter since the first quarter of 2008. The closing prices listed below were obtained from publicly available information at Bloomberg Financial Markets, rounded to two decimal places. The historical closing prices of the IWM should not be taken as an indication of future performance.

Quarter Begin	Quarter End	Quarterly High ($)	Quarterly Low ($)	Quarterly Close ($)
1/2/2008	3/31/2008	75.92	64.30	68.51
4/1/2008	6/30/2008	76.17	68.47	69.03
7/1/2008	9/30/2008	75.20	65.50	68.39
10/1/2008	12/31/2008	68.39	38.58	49.27
1/2/2009	3/31/2009	51.27	34.36	41.94
4/1/2009	6/30/2009	53.19	41.94	50.96
7/1/2009	9/30/2009	62.02	47.87	60.23
10/1/2009	12/31/2009	63.36	56.22	62.26
1/4/2010	3/31/2010	69.25	58.68	67.81
4/1/2010	6/30/2010	74.14	61.08	61.08
7/1/2010	9/30/2010	67.67	59.04	67.47
10/1/2010	12/31/2010	79.22	66.94	78.23
1/3/2011	3/31/2011	84.17	77.18	84.17
4/1/2011	6/30/2011	86.37	77.77	82.80
7/1/2011	9/30/2011	85.65	64.25	64.25
10/3/2011	12/30/2011	76.45	60.97	73.69
1/3/2012	3/30/2012	84.41	73.69	82.85
4/2/2012	6/29/2012	83.79	73.64	79.65
7/2/2012	9/28/2012	86.40	76.68	83.46
10/1/2012	12/31/2012	84.69	76.88	84.29
1/2/2013	3/28/2013	94.80	84.29	94.26
4/1/2013	6/28/2013	99.51	89.58	97.16
7/1/2013	9/30/2013	107.10	97.16	106.62
10/1/2013	12/31/2013	115.31	103.67	115.31
1/2/2014	3/31/2014	119.83	108.64	116.34
4/1/2014	6/30/2014	118.81	108.88	118.81
7/1/2014	9/30/2014	120.02	109.35	109.35
10/1/2014	12/31/2014	121.08	104.30	119.67
1/2/2015	3/31/2015	126.03	114.69	124.35
4/1/2015	6/30/2015	129.01	120.85	124.86
7/1/2015	9/30/2015	126.31	107.53	109.20
10/1/2015	12/31/2015	119.85	109.01	112.51
1/1/2016	3/31/2016	112.51	94.80	110.62
4/1/2016	6/30/2016	118.43	108.69	114.97
7/1/2016	9/30/2016	125.70	113.69	124.21
10/1/2016	12/31/2016	138.31	115.00	134.85
1/1/2017	3/31/2017	140.36	133.75	137.48
4/1/2017	6/30/2017	142.10	133.72	140.92
7/1/2017	9/30/2017	148.18	134.83	148.18
10/1/2017	12/31/2017	154.30	145.63	152.46
1/1/2018	2/13/2018*	159.96	145.44	148.48

* The information set forth above for the first calendar quarter of 2018 includes data for the period from January 1, 2018 through February 13, 2018. Accordingly, the "Quarterly High," "Quarterly Low" and "Quarterly Close" data indicated are for this shortened period only and do not reflect complete data for the first calendar quarter of 2018.

Contingent Income Auto-Callable Securities due August 18, 2020
Based on the Worst Performing of the SPDR® S&P 500® ETF Trust, the iShares® Russell 2000 ETF and the iShares® MSCI Emerging Markets ETF
Principal at Risk Securities

iShares® MSCI Emerging Markets ETF Overview

The EEM seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of the MSCI Emerging Markets Index. The MSCI Emerging Markets Index is intended to measure the performance of equity markets in the global emerging markets. As of January 31, 2018, the MSCI Emerging Markets Index consisted of the following 24 component country indices: Brazil, Chile, China, Colombia, Czech Republic, Egypt, Greece, Hungary, India, Indonesia, Korea, Malaysia, Mexico, Pakistan, Peru, Philippines, Poland, Russia, Qatar, South Africa, Taiwan, Thailand, Turkey and United Arab Emirates. The returns of the EEM may be affected by certain management fees and other expenses, which are detailed in its prospectus.

For more information about this underlying, see "The iShares® MSCI Emerging Markets ETF" beginning on page S-23 of the accompanying ETF Underlying Supplement.

Historical Information

Information as of market close on February 13, 2018**:**

Bloomberg Ticker Symbol:	EEM		
Current Share Closing Price:	$47.51	**52 Week High (on 1/26/2018):**	$52.08
52 Weeks Ago:	$38.34	**52 Week Low (on 3/9/2017):**	$37.59

The following graph sets forth the historical performance of the EEM based on the daily historical official closing prices from January 2, 2008 through February 13, 2018. We obtained the official closing prices below from the Bloomberg Professional® service. We have not independently verified the accuracy or completeness of the information obtained from the Bloomberg Professional® service. The historical prices of the EEM should not be taken as an indication of future performance, and no assurance can be given as to the price of the EEM during the term of the securities.

Historical Performance of the iShares® MSCI Emerging Markets ETF – Daily Official Closing Prices
January 2, 2008 to February 13, 2018



The following table sets forth the quarterly high, low, and closing prices of the EEM for each calendar quarter since the first quarter of 2008. The closing prices listed below were obtained from publicly available information at Bloomberg Financial Markets, rounded to two decimal places. The historical closing prices of the EEM should not be taken as an indication of future performance.

Quarter Begin	Quarter End	Quarterly High ($)	Quarterly Low ($)	Quarterly Close ($)
1/2/2008	3/31/2008	50.37	42.17	44.79
4/1/2008	6/30/2008	51.70	44.43	45.19
7/1/2008	9/30/2008	45.19	31.33	34.53
10/1/2008	12/31/2008	34.53	18.22	24.97
1/2/2009	3/31/2009	27.09	19.94	24.81
4/1/2009	6/30/2009	34.64	24.81	32.23
7/1/2009	9/30/2009	39.29	30.75	38.91
10/1/2009	12/31/2009	42.07	37.56	41.50
1/4/2010	3/31/2010	43.22	36.83	42.12
4/1/2010	6/30/2010	43.98	36.16	37.32
7/1/2010	9/30/2010	44.77	37.32	44.77
10/1/2010	12/31/2010	48.58	44.77	47.62
1/3/2011	3/31/2011	48.69	44.63	48.69
4/1/2011	6/30/2011	50.21	45.50	47.60
7/1/2011	9/30/2011	48.46	34.95	35.07
10/3/2011	12/30/2011	42.80	34.36	37.94
1/3/2012	3/30/2012	44.76	37.94	42.94
4/2/2012	6/29/2012	43.54	36.68	39.19
7/2/2012	9/28/2012	42.37	37.42	41.32
10/1/2012	12/31/2012	44.35	40.14	44.35
1/2/2013	3/28/2013	45.20	41.80	42.78
4/1/2013	6/28/2013	44.23	36.63	38.57
7/1/2013	9/30/2013	43.29	37.34	40.77
10/1/2013	12/31/2013	43.66	40.44	41.77
1/2/2014	3/31/2014	41.77	37.09	40.99
4/1/2014	6/30/2014	43.95	40.82	43.23
7/1/2014	9/30/2014	45.85	41.56	41.56
10/1/2014	12/31/2014	42.44	37.73	39.29
1/2/2015	3/31/2015	41.07	37.92	40.13
4/1/2015	6/30/2015	44.09	39.04	39.62
7/1/2015	9/30/2015	39.78	31.32	32.78
10/1/2015	12/31/2015	36.29	31.55	32.19
1/1/2016	3/31/2016	34.28	28.25	34.25
4/1/2016	6/30/2016	35.26	31.87	34.36
7/1/2016	9/30/2016	38.20	33.77	37.45
10/1/2016	12/31/2016	38.10	34.08	35.01
1/1/2017	3/31/2017	39.98	35.01	39.39
4/1/2017	6/30/2017	41.93	38.81	41.39
7/1/2017	9/30/2017	45.85	41.05	44.81
10/1/2017	12/31/2017	47.81	44.81	47.12
1/1/2018	2/13/2018*	52.08	45.69	47.51

* The information set forth above for the first calendar quarter of 2018 includes data for the period from January 1, 2018 through February 13, 2018. Accordingly, the "Quarterly High," "Quarterly Low" and "Quarterly Close" data indicated are for this shortened period only and do not reflect complete data for the first calendar quarter of 2018.

Additional Information About the Securities

Please read this information in conjunction with the final terms on the front cover and page 2 of this document.

Additional Provisions	
Listing:	The securities will not be listed on any securities exchange.
CUSIP:	40435FUJ4
ISIN:	US40435FUJ47
Minimum ticketing size:	$1,000 / 1 security
Events of default and acceleration:	If the securities have become immediately due and payable following an event of default (as defined in the accompanying prospectus) with respect to the securities, the calculation agent will determine the accelerated payment due and payable at maturity in the same general manner as described in "Payment at maturity" in this pricing supplement except that the accelerated contingent quarterly payment will be calculated on the basis of a 360-day year consisting of twelve 30-day months. In that case, the scheduled trading day preceding the date of acceleration will be used as the final determination date for purposes of determining the final price of each underlying. If a market disruption event exists with respect to an underlying on that scheduled trading day, then the accelerated final determination date for the applicable underlying will be postponed for up to 5 scheduled trading days (in the same manner used for postponing the originally scheduled final determination date). The accelerated maturity date will then be the 3rd business day following the postponed accelerated final determination date. For the avoidance of doubt, if no market disruption event exists with respect to any underlying on the scheduled trading day immediately preceding the date of acceleration, the determination of that underlying's final price will be made on such date, irrespective of the existence of a market disruption event with respect to the any other underlyings occurring on that date. If the securities have become immediately due and payable following an event of default, you will not be entitled to any additional payments with respect to the securities. For more information, see "Description of Debt Securities—Senior Debt Securities—Events of Default" in the prospectus.
Tax considerations:	**Prospective investors should note that the discussion under the section called "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement does not apply to the securities issued under this document and is superseded by the following discussion.** The following summary is a general discussion of the material U.S. federal tax consequences of ownership and disposition of the securities. This discussion applies only to initial investors in the securities who: • purchase the securities at their "issue price"; and • hold the securities as capital assets, within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the "Code"). This discussion does not describe all of the tax consequences that may be relevant to a holder in light of the holder's particular circumstances or to holders subject to special rules, such as: • certain financial institutions; • insurance companies; • certain dealers and traders in securities, commodities or foreign currencies; • investors holding the securities as part of a "straddle," conversion transaction, integrated transaction or constructive sale transaction; • U.S. Holders, as defined below, whose functional currency is not the U.S. dollar; • partnerships or other entities classified as partnerships for U.S. federal income tax purposes; • regulated investment companies; • real estate investment trusts; • tax-exempt entities, including an "individual retirement account" or "Roth IRA", as defined in Section 408 or 408A of the Code, respectively; or • persons subject to the alternative minimum tax. As the law applicable to the U.S. federal income taxation of instruments such as the securities is technical and complex, the discussion below necessarily represents only a general summary. Moreover, the effect of any applicable state, local or non-U.S. tax laws is not discussed. This discussion is based on the Code, administrative pronouncements, judicial decisions and final, temporary and proposed U.S. Treasury Department regulations, all as of the date hereof, changes to any of which subsequent to the date of this document may affect the tax consequences described herein. Persons considering the purchase of the securities should consult their tax advisors with regard to the application of the U.S. federal income tax laws to their particular situations as well as any tax

consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

General

There is no direct legal authority as to the proper tax treatment of the securities, and therefore significant aspects of the tax treatment of the securities are uncertain as to both the timing and character of any inclusion in income in respect of the securities. Under one approach, a security could be treated as a single financial contract that provides for a contingent quarterly payment. Pursuant to the terms of the securities, you agree to treat a security for U.S. federal income tax purposes as a single financial contract that provides for a contingent quarterly payment that will be treated as ordinary income to you at the time received or accrued in accordance with your regular method of tax accounting. Subject to the limitations described herein, and based on certain factual representations received from us, in the opinion of our special U.S. tax counsel, Morrison & Foerster LLP, it is reasonable to treat a security as a single financial contract that provides for a contingent quarterly payment.

Due to the absence of statutory, judicial or administrative authorities that directly address the treatment of the securities or instruments that are similar to the securities for U.S. federal income tax purposes, no assurance can be given that the IRS or the courts will agree with the tax treatment described herein. Accordingly, you should consult your tax advisor regarding all aspects of the U.S. federal tax consequences of an investment in the securities (including possible alternative treatments of the securities) and with respect to any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction. Unless otherwise stated, the following discussion is based on the treatment of each security as described in the previous paragraph.

We will not attempt to ascertain whether an underlying or any of the entities whose stock is owned by an underlying would be treated as a passive foreign investment company ("PFIC") or United States real property holding corporation ("USRPHC"), both as defined for U.S. federal income tax purposes. If an underlying or one or more of the entities whose stock is owned by an underlying were so treated, certain adverse U.S. federal income tax consequences might apply. You should refer to information filed with the SEC and other authorities by the underlyings and the entities whose stock is owned by the underlyings and consult your tax advisor regarding the possible consequences to you if an underlying or one or more of the entities whose stock is owned by an underlying is or becomes a PFIC or a USRPHC.

Tax Consequences to U.S. Holders

This section applies to you only if you are a U.S. Holder. As used herein, the term "U.S. Holder" means a beneficial owner of a security that is, for U.S. federal income tax purposes:

- an individual who is a citizen or resident of the United States, for U.S. federal income tax purposes;
- a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or any political subdivision thereof; or
- an estate or trust, the income of which is subject to U.S. federal income taxation regardless of its source.

The term "U.S. Holder" also includes certain former citizens and residents of the United States.

Tax Treatment of the Securities

Assuming the treatment of the securities as set forth above is respected, the following U.S. federal income tax consequences should result.

Tax Basis. A U.S. Holder's tax basis in the securities should equal the amount paid by the U.S. Holder to acquire the securities.

Tax Treatment of Contingent Quarterly Payment. Any contingent quarterly payment on the securities should be taxable as ordinary income to a U.S. Holder at the time received or accrued in accordance with the U.S. Holder's regular method of accounting for U.S. federal income tax purposes.

Sale, Exchange, Early Redemption or Settlement of the Securities. Upon a sale, exchange, early redemption or settlement of the securities at maturity, a U.S. Holder should recognize capital gain or loss equal to the difference between the amount realized (other than with respect to cash attributable to the contingent quarterly payment, which should be treated as discussed above) on the sale, exchange, early redemption or settlement and the U.S. Holder's tax basis in the securities sold, exchanged, redeemed or settled. Any such gain or loss recognized should be long-term capital gain or loss if the U.S. Holder has held the securities for more than one year at the time of the sale, exchange, early redemption or settlement, and should be short-term capital gain or loss otherwise. The deductibility of capital losses is subject to limitations.

Possible Alternative Tax Treatments of an Investment in the Securities

Due to the absence of authorities that directly address the proper tax treatment of the securities, no assurance can be given that the IRS will accept, or that a court will uphold, the tax treatment described above. In particular, the IRS could seek to treat a security as a single debt instrument. Such a debt instrument would be subject to the special tax rules governing contingent payment debt instruments. If the securities are so treated, a U.S. Holder would generally be required to accrue interest income over the term of the securities based upon the yield at which we would issue a non-contingent fixed-rate debt instrument with other terms and conditions similar to the securities. In addition, any gain a U.S. Holder might recognize upon the sale, exchange, early redemption or settlement of the securities would be ordinary income and any loss recognized by a U.S. Holder would be ordinary loss to the extent of interest that same holder included in income in the current or previous taxable years in respect of the securities, and thereafter, would be capital loss. Because of the absence of authority regarding the appropriate tax characterization of the securities, it is also possible that the IRS could seek to characterize the securities in a manner that results in other tax consequences that are different from those described above. For example, the IRS could assert that any gain or loss that a U.S. Holder may recognize upon the sale, exchange, early redemption or maturity of the securities should be treated as ordinary gain or loss.

Other alternative federal income tax treatments of the securities are also possible, which if applied could also affect the timing and character of the income or loss with respect to the securities. On December 7, 2007, the U.S. Treasury Department and the IRS released a notice requesting comments on the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments. The notice focuses on whether to require holders of "prepaid forward contracts" and similar instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; whether short-term instruments should be subject to any such accrual regime; the relevance of factors such as the exchange–traded status of the instruments and the nature of the underlying property to which the instruments are linked; whether these instruments are or should be subject to the "constructive ownership" regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose an interest charge; and appropriate transition rules and effective dates. While it is not clear whether instruments such as the securities would be viewed as similar to the prepaid forward contracts described in the notice, any U.S. Treasury Department regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the securities, possibly with retroactive effect. U.S. Holders should consult their tax advisors regarding the U.S. federal income tax consequences of an investment in the securities, including possible alternative treatments and the issues presented by this notice.

Backup Withholding and Information Reporting

Backup withholding may apply in respect of the amounts paid to a U.S. Holder, unless such U.S. Holder provides proof of an applicable exemption or a correct taxpayer identification number, or otherwise complies with applicable requirements of the backup withholding rules. The amounts withheld under the backup withholding rules are not an additional tax and may be refunded, or credited against the U.S. Holder's U.S. federal income tax liability, provided that the required information is timely furnished to the IRS. In addition, information returns may be filed with the IRS in connection with payments on the securities and the proceeds from a sale, exchange, early redemption or other disposition of the securities, unless the U.S. Holder provides proof of an applicable exemption from the information reporting rules.

Tax Consequences to Non-U.S. Holders

This section applies to you only if you are a Non-U.S. Holder. As used herein, the term "Non-U.S. Holder" means a beneficial owner of a security that is for U.S. federal income tax purposes:

- an individual who is classified as a nonresident alien;
- a foreign corporation; or
- a foreign trust or estate.

The term "Non-U.S. Holder" does not include any of the following holders:

- a holder who is an individual present in the United States for 183 days or more in the taxable year of disposition and who is not otherwise a resident of the United States for U.S. federal income tax purposes;
- certain former citizens or residents of the United States; or
- a holder for whom income or gain in respect of the securities is effectively connected with the conduct of a trade or business in the United States.

Such holders should consult their tax advisors regarding the U.S. federal income tax consequences of an investment in the securities.

Contingent Income Auto-Callable Securities due August 18, 2020

Based on the Worst Performing of the SPDR® S&P 500® ETF Trust, the iShares® Russell 2000 ETF and the iShares® MSCI Emerging Markets ETF
Principal at Risk Securities

Because the U.S. federal income tax treatment (including the applicability of withholding) of contingent quarterly payments on the securities is uncertain, the entire amount of the contingent quarterly payments will be subject to U.S. federal income tax withholding at a 30% rate (or at a lower rate under an applicable income tax treaty). We will not pay any additional amounts in respect of such withholding. In order to claim an exemption from or a reduction in the 30% withholding tax, a Non-U.S. Holder of the securities must comply with certification requirements to establish that it is not a U.S. person and is eligible for a reduction of, or an exemption from, withholding under an applicable tax treaty. If you are a Non-U.S. Holder, you should consult your tax advisors regarding the tax treatment of the securities, including the possibility of obtaining a refund of any withholding tax and the certification requirement described above.

A "dividend equivalent" payment is treated as a dividend from sources within the United States and such payments generally would be subject to a 30% U.S. withholding tax if paid to a Non-U.S. Holder. Under U.S. Treasury Department regulations, payments (including deemed payments) with respect to equity-linked instruments ("ELIs") that are "specified ELIs" may be treated as dividend equivalents if such specified ELIs reference an interest in an "underlying security," which is generally any interest in an entity taxable as a corporation for U.S. federal income tax purposes if a payment with respect to such interest could give rise to a U.S. source dividend. However, Internal Revenue Service guidance provides that withholding on dividend equivalent payments will not apply to specified ELIs that are not delta-one instruments and that are issued before January 1, 2019. Based on the Issuer's determination that the securities are not "delta-one" instruments, Non-U.S. Holders should not be subject to withholding on dividend equivalent payments, if any, under the securities. However, it is possible that the securities could be treated as deemed reissued for U.S. federal income tax purposes upon the occurrence of certain events affecting the underlying or the securities, and following such occurrence the securities could be treated as subject to withholding on dividend equivalent payments. Non-U.S. Holders that enter, or have entered, into other transactions in respect of the underlying or the securities should consult their tax advisors as to the application of the dividend equivalent withholding tax in the context of the securities and their other transactions. If any payments are treated as dividend equivalents subject to withholding, we (or the applicable paying agent) would be entitled to withhold taxes without being required to pay any additional amounts with respect to amounts so withheld.

U.S. Federal Estate Tax

Under current law, while the matter is not entirely clear, individual Non-U.S. Holders, and entities whose property is potentially includible in those individuals' gross estates for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), should note that, absent an applicable treaty benefit, the securities are likely to be treated as U.S. situs property, subject to U.S. federal estate tax. These individuals and entities should consult their tax advisors regarding the U.S. federal estate tax consequences of investing in the securities.

Backup Withholding and Information Reporting

Information returns may be filed with the IRS in connection with payments on the securities and the proceeds from a sale, exchange, early redemption or other disposition. A Non-U.S. Holder may be subject to backup withholding in respect of amounts paid to the Non-U.S. Holder, unless such Non-U.S. Holder complies with certification procedures to establish that it is not a U.S. person for U.S. federal income tax purposes or otherwise establishes an exemption. The amount of any backup withholding from a payment to a Non-U.S. Holder will be allowed as a credit against the Non-U.S. Holder's U.S. federal income tax liability and may entitle the Non-U.S. Holder to a refund, provided that the required information is timely furnished to the IRS.

Foreign Account Tax Compliance Act

The Foreign Account Tax Compliance Act imposes a 30% U.S. withholding tax on certain U.S. source payments, including interest (and original issue discount), dividends, other fixed or determinable annual or periodical gain, profits, and income, and on the gross proceeds from a disposition of property of a type which can produce U.S. source interest or dividends ("Withholdable Payments"), if paid to a foreign financial institution (including amounts paid to a foreign financial institution on behalf of a holder), unless such institution enters into an agreement with the U.S. Treasury Department to collect and provide to the U.S. Treasury Department substantial information regarding U.S. account holders, including certain account holders that are foreign entities with U.S. owners, or otherwise establishes an exemption. The legislation also generally imposes a withholding tax of 30% on Withholdable Payments made to a non-financial foreign entity unless such entity provides the withholding agent with a certification that it does not have any substantial U.S. owners or a certification identifying the direct and indirect substantial U.S. owners of the entity or otherwise establishes an exemption.

The U.S. Treasury Department and the IRS have announced that withholding on payments of gross

proceeds from a sale, exchange, redemption or other disposition of the securities will only apply to dispositions after December 31, 2018. Holders are urged to consult with their own tax advisors regarding the possible implications of this legislation on their investment in the securities.

Paying agent:	HSBC Bank USA, N.A.
Calculation agent:	HSBC USA Inc., or one of its affiliates.
Supplemental plan of distribution (conflicts of interest):	Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc., an affiliate of HSBC, will purchase the securities from HSBC for distribution to Morgan Stanley Wealth Management. HSBC Securities (USA) Inc. will act as agent for the securities and will receive a fee of $25.00 per $1,000.00 stated principal amount and will pay Morgan Stanley Wealth Management a fixed sales commission of $20.00 for each security they sell. Of the $25.00 per $1,000.00 stated principal amount received by HSBC Securities (USA) Inc., acting as agent for HSBC, HSBC Securities (USA) Inc. will pay Morgan Stanley Wealth Management a structuring fee of $5.00 for each security.
	In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use this pricing supplement in market-making transactions after the initial sale of the securities, but is under no obligation to make a market in the securities and may discontinue any market-making activities at any time without notice.
	Delivery of the securities will be made against payment for the securities on the original issue date set forth above, which is more than two business days following the pricing date. Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade the securities more than two business days prior to the original issue date will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement, and should consult their own advisors.
	See "Supplemental Plan of Distribution (Conflicts of Interest)" on page S-59 in the prospectus supplement.
	No Prospectus (as defined in Directive 2003/71/EC, as amended (the "Prospectus Directive")) will be prepared in connection with these securities. Accordingly, these securities may not be offered to the public in any member state of the European Economic Area (the "EEA"), and any purchaser of these securities who subsequently sells any of these securities in any EEA member state must do so only in accordance with the requirements of the Prospectus Directive, as implemented in that member state.
	The securities are not intended to be offered, sold or otherwise made available to, and should not be offered, sold or otherwise made available to, any retail investor in the EEA. For these purposes, the expression "offer" includes the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe the securities, and a "retail investor" means a person who is one (or more) of: (a) a retail client, as defined in point (11) of Article 4(1) of Directive 2014/65/EU, as amended ("MiFID II"); or (b) a customer, within the meaning of Insurance Distribution Directive 2016/97/EU, as amended, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (c) not a qualified investor as defined in the Prospectus Directive. Consequently, no key information document required by Regulation (EU) No 1286/2014, as amended (the "PRIIPs Regulation"), for offering or selling the securities or otherwise making them available to retail investors in the EEA has been prepared, and therefore, offering or selling the securities or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.
Where you can find more information:	This pricing supplement relates to an offering of securities linked to the underlyings. The purchaser of a security will acquire a senior unsecured debt security of HSBC USA Inc. Although the offering of the securities relates to the underlyings, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the underlyings or as to the suitability of an investment in the securities.
	HSBC has filed a registration statement (including a prospectus, a prospectus supplement and ETF Underlying Supplement) with the SEC for the offering to which this pricing supplement relates. Before you invest, you should read the prospectus, prospectus supplement and ETF Underlying Supplement in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and this offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement and ETF Underlying Supplement if you request them by calling toll-free 1-866-811-8049.
	You should read this document together with the prospectus dated March 5, 2015, the prospectus supplement dated March 5, 2015 and the ETF Underlying Supplement dated March 5, 2015. If the terms of the securities offered hereby are inconsistent with those described in the accompanying prospectus supplement, prospectus, or ETF Underlying Supplement, the terms described in this pricing supplement

shall control. You should carefully consider, among other things, the matters set forth in "Risk Factors" herein and on page S-1 of the accompanying ETF Underlying Supplement and prospectus supplement, as the securities involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the securities. As used herein, references to the "Issuer", "HSBC", "we", "us" and "our" are to HSBC USA Inc.

You may access these documents on the SEC web site at www.sec.gov as follows:

The ETF Underlying Supplement at:
http://www.sec.gov/Archives/edgar/data/83246/000114420415014329/v403640_424b2.htm

The prospectus supplement at:
http://www.sec.gov/Archives/edgar/data/83246/000114420415014311/v403645_424b2.htm

The prospectus at:
http://www.sec.gov/Archives/edgar/data/83246/000119312515078931/d884345d424b3.htm

Validity of the securities:	In the opinion of Morrison & Foerster LLP, as counsel to the Issuer, when this pricing supplement has been attached to, and duly notated on, the master note that represents the securities pursuant to the Senior Indenture referred to in the prospectus supplement dated March 5, 2015, and issued and paid for as contemplated herein, the securities offered by this pricing supplement will be valid, binding and enforceable obligations of the Issuer, entitled to the benefits of the Senior Indenture, subject to applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith). This opinion is given as of the date hereof and is limited to the laws of the State of New York, the Maryland General Corporation Law (including the statutory provisions, all applicable provisions of the Maryland Constitution and the reported judicial decisions interpreting the foregoing) and the federal laws of the United States of America. This opinion is subject to customary assumptions about the trustee's authorization, execution and delivery of the Senior Indenture and the genuineness of signatures and to such counsel's reliance on the Issuer and other sources as to certain factual matters, all as stated in the legal opinion dated March 5, 2015, which has been filed as Exhibit 5.3 to the Issuer's registration statement on Form S-3 dated March 5, 2015.